UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

ZYMOGENETICS, INC.

(Name of Subject Company (Issuer))

ZEUS ACQUISITION CORPORATION

(Offeror)

A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

98985T109

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

General Counsel & Corporate Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Assistant General Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Fox, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$883,869,654	$63,020

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 86,584,072 shares of common stock, without par value, and 99,516 shares of common stock subject to restricted stock units, in each case, at $9.75 per share. The transaction value also includes the aggregate offer price for 8,500,698 shares issuable pursuant to outstanding options with an exercise price less than $9.75 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $9.75 minus such exercise price.

(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $63,020	Filing Party: Bristol-Myers Squibb Company and Zeus Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: September 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by (i) Zeus Acquisition Corporation, a Washington corporation (“Purchaser”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”) and (ii) Parent, for all of the outstanding common stock, without par value (the “Shares”), of ZymoGenetics, Inc., a Washington corporation (the “Company”), at a price of $9.75 per share net to the seller in cash without interest and less required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated September 10, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 4 is being filed to amend and supplement Items 11 and 12 as reflected below.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraphs immediately before the last paragraph of the sub-section captioned “General.”

On September 17, 2010, the plaintiff amended the purported shareholder class action complaint captioned Rhonda M. Mesa v. ZymoGenetics, Inc., et al., adding allegations and a corresponding cause of action that the Company and its directors violated Section 14(d)(4) and 14(e) of the Exchange Act by issuing a Solicitation and Recommendation Statement on Schedule 14D-9 that omitted material facts and was materially misleading. The Company and Parent believe the plaintiff’s new allegations, like the previous ones, lack merit.

On September 21, 2010, the plaintiff amended the purported shareholder class action complaint captioned Krivan v. ZymoGenetics, Inc., et al., adding allegations that the Solicitation and Recommendation Statement on Schedule 14D-9 filed by the Company on September 15, 2010, failed to fully and fairly disclose certain material information concerning the proposed transaction. The amended complaint, however, does not allege any additional causes of action. The Company and Parent believe the plaintiff’s new allegations, like the previous ones, lack merit.

On September 21, 2010, the three purported shareholder class action complaints previously filed in the Superior Court of Washington in and for King County, captioned Vereen v. ZymoGenetics, Inc., et al., Krivan v. ZymoGenetics, Inc., et al., and Jaung v. the ZymoGenetics, Inc., et al., were consolidated into one as In re ZymoGenetics, Inc. Shareholder Litigation, Superior Court of Washington in and for King County, Docket No. 10-2-32389-9 SEA. The parties have agreed to expedited discovery, and a preliminary injunction hearing has been scheduled for October 7, 2010.

On September 20, 2010, a purported shareholder class action complaint was filed in King County Superior Court. The complaint, captioned Eyster v. ZymoGenetics, Inc., et al., names as defendants the members of the Company Board, as well as the Company and Parent. The plaintiff alleges that the Company’s directors breached their fiduciary duties to the Company’s shareholders, and further claims that the Company and Parent aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between the Company and Parent involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the Merger to benefit themselves personally. The complaint seeks injunctive relief, including to enjoin the transaction, in addition to attorneys’ and other fees and costs and other relief. The Company and Parent believe the plaintiff’s allegations lack merit and will contest them vigorously.

On September 23, 2010, a purported shareholder class action complaint was filed in the United States District Court for the Western District of Washington. The complaint, captioned Zhou v. Bruce L.A. Carter, Ph.D., et al., names as defendants the members of the Company Board, as well as the Company and Parent. The plaintiff alleges that the Company’s directors breached their fiduciary duties to the Company’s shareholders, and further claims that the Company and Parent aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between the Company and Parent involves an unfair price and an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the transactions to benefit themselves personally. The complaint seeks compensatory damages and injunctive relief, including to enjoin the transaction, and an order to permit a shareholders’ committee to ensure a fair procedure in connection with the proposed transaction. The complaint also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company and Parent believe the plaintiff’s allegations lack merit and will contest them vigorously.

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit No.

(a)(11)	Amended Class Action Complaint dated September 17, 2010 (Mesa v. ZymoGenetics, Inc., et al.).

(a)(12)	Amended Class Action Complaint dated September 21, 2010 (Krivan v. ZymoGenetics, Inc., et al.).

(a)(13)	Class Action Complaint dated September 20, 2010 (Eyster v. ZymoGenetics, Inc., et al.).

(a)(14)	Class Action Complaint dated September 23, 2010 (Zhou v. Bruce L.A. Carter, Ph.D., et al.).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZEUS ACQUISITION CORPORATION

By	/S/ JEREMY LEVIN
Name:	Dr. Jeremy Levin
Title:	President

Date:	September 29, 2010

BRISTOL-MYERS SQUIBB COMPANY

By	/S/ JEREMY LEVIN
Name:	Dr. Jeremy Levin
Title:	Senior Vice President, Strategy, Alliances and Transactions

Date:	September 29, 2010

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated September 10, 2010.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Joint Press Release of ZymoGenetics, Inc. and Bristol-Myers Squibb Company, dated September 7, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission dated September 9, 2010).*

(a)(1)(G)	Summary Advertisement as published on September 10, 2010.*

(a)(5)	Press Release issued by Bristol-Myers Squibb Company, dated September 10, 2010.*

(a)(6)	Class Action Complaint dated September 9, 2010 (Vereen v. ZymoGenetics, Inc., et al.).*

(a)(7)	Class Action Complaint dated September 9, 2010 (Krivan v. ZymoGenetics, Inc., et al.).*

(a)(8)	Class Action Complaint dated September 9, 2010 (Jaung v. the ZymoGenetics, Inc., et al.).*

(a)(9)	Class Action Complaint dated September 15, 2010 (Mesa v. ZymoGenetics, Inc., et al.).*

(a)(10)	Press Release issued by Bristol-Myers Squibb Company, dated September 28, 2010.*

(a)(11)	Amended Class Action Complaint dated September 17, 2010 (Mesa v. ZymoGenetics, Inc., et al.).

(a)(12)	Amended Class Action Complaint dated September 21, 2010 (Krivan v. ZymoGenetics, Inc., et al.).

(a)(13)	Class Action Complaint dated September 20, 2010 (Eyster v. ZymoGenetics, Inc., et al.).

(a)(14)	Class Action Complaint dated September 23, 2010 (Zhou v. Bruce L.A. Carter, Ph.D., et al.).

(d)(1)	Agreement and Plan of Merger, dated as of September 7, 2010, by and among ZymoGenetics, Inc., Bristol-Myers Squibb Company, and Zeus Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by ZymoGenetics, Inc. with the Securities and Exchange Commission on September 9, 2010).*

(d)(2)	Form of Tender and Support Agreement, by and among Bristol-Myers Squibb Company, Zeus Acquisition Corporation and Stockholder, dated September 7, 2010 (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by ZymoGenetics, Inc. with the Securities and Exchange Commission on September 9, 2010).*

*	Previously filed.

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